Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended
	March 31,
	2008	2007

Net loss from continuing operatons - basic and diluted	$(4,081,842)	$(3,232,465)
Net income from discontinued operations - basic and diluted	$—	$874,795
Net loss - basic and diluted	$(4,081,842)	$(2,357,670)
Weighted average shares outstanding - basic	10,143,442	10,746,869
Dilutive securities - options and warrants	—	4,000
Adjusted weighted average shares outstanding - dilutive	10,143,442	10,750,869
Net loss from continuing operations per common share - basic	$(0.40)	$(0.30)
Net loss from continuing operations per common share - diluted	$(0.40)	$(0.30)
Net income from discontinued operations per common share - basic	$—	$0.08
Net income from discontinued operations per common share - diluted	$—	$0.08
Net loss per common share - basic	$(0.40)	$(0.22)
Net loss per common share - diluted	$(0.40)	$(0.22)

•                  For the three month period ended March 31, 2008 outstanding warrants and options that can be converted into Common Stock are not included as their effect was anti-dilutive.